


06001948

BB 3/17

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
Hours per response.....12.00

SEC FILE NUMBER
8- 36803

AB
3/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. P. P. Euro-Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
_____
(No. and Street)

New York   **New York**   **10021**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollack   **(212) 521-6795**
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003   **New York**   **New York**   **10038**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Paolo Bianco** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

J. P. P. Euro-Securities, Inc. _____ , as

of **December 31** _____ , 20 **05** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

DRE STEINHAUS AINBINDER
Public, State of New York
No. 01AI4899711
lified in Nassau County
Commission Expires July 6, 20 07

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

DECEMBER 31, 2005

INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	2
STATEMENT OF FINANCIAL CONDITION	3
NOTES TO FINANCIAL STATEMENTS	4-9

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P.P. Euro-Secuirities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2006

2

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents (Note 4)	$	1,715,937
International receivable		231,761
Prepaid expenses		100,167
TOTAL ASSETS	$	2,047,865

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	30,988
TOTAL LIABILITIES		30,988

Commitments (Note 8)

Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued and outstanding		25,000
Paid-in capital		1,178,990
Retained earnings		812,887
TOTAL STOCKHOLDER'S EQUITY		2,016,877
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,047,865

The accompanying notes are an integral part of these financial statements.

3

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986. The Company is a wholly-owned subsidiary of Societe de Bourse Pinatton (the "Parent"), a French corporation engaged in the securities and investment advisory business in France.

On December 11, 1986, the Company was granted registration as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 by the Securities and Exchange Commission ("SEC"), and on February 18, 1987, the Company was approved for membership in the National Association of Securities Dealers ("NASD").

Nature of business

The Company's business is that of an introducing broker. The Company's transactions are cleared on a fully disclosed basis by a clearing broker/dealer.

The Company earns fee income from its Parent for providing the Parent with certain administrative support service in connection with customers of the Parent.

On April 1, 1995 the Company, through several correspondent and cooperation agreements with other European securities brokers, began to place orders for its customers in the various European securities markets. The agreements provide that the Company earns a service fee and is reimbursed for expenses on a monthly basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes commission income on the settlement date of its security transactions. The recognition of commission income on the trade date would not have a material effect on the accompanying financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the related 10 year lease. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements, for income tax purposes, are amortized in accordance with Internal Revenue Service regulations.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Fair Value of Financial Instruments

The carrying value of financial instruments including international receivable and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2005.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- RELATED PARTY TRANSACTIONS

Substantially all of the Company's revenue is derived from the Parent based upon terms which are mutually agreed upon between the parties. The Company is dependent on the Parent for continued financial support.

NOTE 4- CASH AND CASH EQUIVALENTS

Cash at December 31, 2005 included the following:

Cash in bank	$	587,364
US Government money market fund		1,128,573
	$	1,715,937

NOTE 5- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	-	-	-
	$ -	$ -	-

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $1,662,378 which was $1,657,378 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0186 to 1.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 8- COMMITMENTS

In December 2005 the Company entered into a lease agreement for office space which expires on December 31, 2009. The Company has expense sharing arrangements with various non-affiliated groups whereby approximately 38% of the Company's rent and certain fixed expenses are reimbursed to the Company. Rent expense for the Company for 2005 was $339,628. Remaining commitments under this lease mature as follows:

Year ending December 31,		Amount
2006	$	250,575
2007		250,575
2008		250,575
2009		250,575
	$	1,002,300

NOTE 9- SUBORDINATED REVOLVING CREDIT AGREEMENTS

The Company has entered into Subordinated Revolving Credit Agreements with its various correspondents for $200,000 each for a total of $400,000 at December 31, 2005. In the event the Company needs additional capital, upon receiving NASD approval that the proceeds of the loan would be considered part of the Company's capital, it can draw down on the revolving credit. The Company did not use any of the revolving credit available to it during 2005.

NOTE 10- EMPLOYEE BENEFIT PLAN

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full time employees are eligible for the Plan. The Company matches 100% of the employee contribution. The Company made contributions of $91,650 in 2005.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.